Exhibit 99.1

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2004 and December 31, 2003

and for the periods ended September 30, 2004 and 2003

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

INDEX

PAGE
Consolidated Balance Sheets - September 30, 2004 and December 31, 2003 (Unaudited)	3

Consolidated Statements of Income - Three and nine months ended September 30, 2004 and 2003 (Unaudited)	4

Consolidated Statement of Changes in Shareholder’s Equity - Nine months ended September 30, 2004 (Unaudited)	5

Consolidated Statements of Cash Flows - Nine months ended September 30, 2004 and 2003 (Unaudited)	6

Notes to Consolidated Financial Statements (Unaudited)	7-9

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

(in thousands except per share amounts)

	September 30, 2004	December 31, 2003
Assets
Investments:
Fixed-maturity securities held as available-for-sale at fair value (amortized cost $7,724,672 and $7,615,494)	$8,215,073	$8,136,740
Fixed-maturity securities pledged as collateral at fair value (amortized cost $464,996 and $365,205)	471,004	376,211
Short-term investments at amortized cost (which approximates fair value)	991,365	906,883
Investments held-to-maturity at amortized cost	1,218	1,505,906
Other investments	180,991	252,098

Total investments	9,859,651	11,177,838
Cash and cash equivalents	153,268	57,322
Securities purchased under agreements to resell	484,800	383,398
Accrued investment income	126,948	128,803
Deferred acquisition costs	345,243	319,728
Prepaid reinsurance premiums	563,630	535,728
Reinsurance recoverable on unpaid losses	32,492	61,085
Goodwill	76,938	76,938
Property and equipment, at cost (less accumulated depreciation of $81,276 and $72,996)	102,513	106,408
Receivable for investments sold	380	2,099
Derivative assets	41,558	55,806
Variable interest entity assets	600,307	600,322
Other assets	73,625	53,165

Total assets	$12,461,353	$13,558,640

Liabilities and Shareholder’s Equity
Liabilities:
Deferred premium revenue	$3,163,773	$3,079,851
Loss and loss adjustment expense reserves	567,830	559,510
Securities sold under agreements to repurchase	484,800	383,398
Medium-term note obligations	—	1,503,324
Short-term debt	58,745	57,337
Deferred income taxes, net	442,313	468,036
Current income taxes	8,246	—
Deferred fee revenue	15,224	16,869
Derivative liabilities	32,093	49,549
Variable interest entity liabilities	600,307	600,322
Other liabilities	216,936	238,264

Total liabilities	5,590,267	6,956,460
Shareholder’s Equity:
Preferred stock, par value $1,000 per share; authorized shares - 4,000.08, issued and outstanding - none	—	—
Common stock, par value $150 per share; authorized, issued and outstanding - 100,000 shares	15,000	15,000
Additional paid-in capital	1,651,039	1,636,422
Retained earnings	4,851,616	4,512,765
Accumulated other comprehensive income, net of deferred income tax of $187,934 and $232,445	353,431	437,993

Total shareholder’s equity	6,871,086	6,602,180

Total liabilities and shareholder’s equity	$12,461,353	$13,558,640

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(in thousands)

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
Revenues:
Gross premiums written	$263,969	$346,766	$860,735	$962,211
Ceded premiums	(55,226)	(70,095)	(146,086)	(189,785)

Net premiums written	208,743	276,671	714,649	772,426
Increase in deferred premium revenue	(1,919)	(81,599)	(87,144)	(230,299)

Premiums earned (net of ceded premiums of $42,254, $59,953, $149,308 and $178,273)	206,824	195,072	627,505	542,127
Net investment income	109,571	104,238	327,670	315,835
Net realized gains (losses)	(663)	13,285	62,271	47,145
Net gains on derivative instruments	1,929	4,324	3,209	101,618
Advisory fees	6,382	13,100	30,403	48,241
Other	32	87	52	247

Total revenues	324,075	330,106	1,051,110	1,055,213

Expenses:
Losses and loss adjustment	20,384	19,052	60,017	54,122
Amortization of deferred acquisition costs	15,680	15,354	47,759	42,755
Operating	26,829	27,447	86,446	85,630

Total expenses	62,893	61,853	194,222	182,507

Income before income taxes	261,182	268,253	856,888	872,706
Provision for income taxes	70,606	78,218	228,037	245,978

Net income	$190,576	$190,035	$628,851	$626,728

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY (Unaudited)

For the nine months ended September 30, 2004

(In thousands except per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity
	Shares	Amount
Balance, January 1, 2004	100,000	$15,000	$1,636,422	$4,512,765	$437,993	$6,602,180
Comprehensive income:
Net income	—	—	—	628,851	—	628,851
Other comprehensive loss:
Change in unrealized appreciation of investments net of change in deferred income taxes of $(46,866)	—	—	—	—	(89,662)	(89,662)
Change in foreign currency translation net of change in deferred income taxes of $2,355	—	—	—	—	5,100	5,100

Other comprehensive loss						(84,562)

Comprehensive income						544,289

Dividends declared (per common share $2,900.00)	—	—	—	(290,000)	—	(290,000)
Stock-based compensation	—	—	16,378	—	—	16,378
Capital issuance costs	—	—	(1,761)	—	—	(1,761)

Balance, September 30, 2004	100,000	$15,000	$1,651,039	$4,851,616	$353,431	$6,871,086

Disclosure of reclassification amount:
Change in unrealized appreciation of investments arising during the period, net of taxes	$(30,592)
Reclassification adjustment, net of taxes	(59,070)

Change in net unrealized appreciation, net of taxes	$(89,662)

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(In thousands)

	Nine months ended September 30
	2004	2003
Cash flows from operating activities:
Net income	$628,851	$626,728
Adjustments to reconcile net income to net
cash provided by operating activities:
Decrease in accrued investment income	1,855	1,223
Increase in deferred acquisition costs	(25,515)	(7,261)
Increase in prepaid reinsurance premiums	(27,902)	(17,066)
Increase in deferred premium revenue	83,922	247,365
Increase (decrease) in loss and loss adjustment expense reserves	8,320	(19,667)
Decrease (increase) in reinsurance recoverable on unpaid losses	28,593	(12,203)
Depreciation	8,280	8,073
Amortization of bond discount, net	26,879	(4,252)
Net realized gains on sale of investments	(62,271)	(47,145)
Current income tax provision	8,246	10,581
Deferred income tax provision	18,037	30,664
Net gains on derivative instruments	(3,209)	(101,618)
Stock option compensation	11,365	16,848
Other, net	(32,038)	33,289

Total adjustments to net income	44,562	138,831

Net cash provided by operating activities	673,413	765,559

Cash flows from investing activities:
Purchase of fixed-maturity securities, net of payable for investments purchased	(2,192,308)	(4,219,100)
Sale of fixed-maturity securities, net of receivable for investments sold	981,423	2,380,205
Redemption of fixed-maturity securities, net of receivable for investments redeemed	631,247	1,387,689
Sale (purchase) of short-term investments, net	241,351	(117,312)
Sale (purchase) of other investments, net	54,228	(15,841)
Purchase of investments in conduits	—	(1,435,220)
Redemptions of held-to-maturity investments	1,504,688	—
Capital expenditures	(4,810)	(5,294)
Disposals of capital assets	68	3

Net cash provided (used) by investing activities	1,215,887	(2,024,870)

Cash flows from financing activities:
Net proceeds from issuance of short-term debt	1,408	39,823
Net proceeds from issuance of conduit debt obligations	—	1,434,737
Net repayment of conduit debt obligations	(1,503,001)	—
Capital issuance costs	(1,761)	(3,502)
Dividends paid	(290,000)	(180,000)

Net cash provided (used) by financing activities	(1,793,354)	1,291,058

Net increase in cash and cash equivalents	95,946	31,747
Cash and cash equivalents - beginning of period	57,322	17,538

Cash and cash equivalents - end of period	$153,268	$49,285

Supplemental cash flow disclosures:
Income taxes paid	$196,463	$193,219

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

The accompanying consolidated financial statements are unaudited and include the accounts of MBIA Insurance Corporation and Subsidiaries (MBIA Corp.) and other entities required by accounting principles generally accepted in the United States of America (GAAP). These statements do not include all of the information and disclosures required by GAAP. These statements should be read in conjunction with MBIA Corp.’s consolidated financial statements and notes thereto for the year ended December 31, 2003. The accompanying consolidated financial statements have not been audited by an independent registered public accounting firm in accordance with standards of the Public Company Accounting Oversight Board (United States), but in the opinion of management such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of MBIA Corp.’s financial position and results of operations. The results of operations for the nine months ended September 30, 2004 may not be indicative of the results that may be expected for the year ending December 31, 2004. The December 31, 2003 balance sheet was derived from audited financial statements, but does not include all disclosures required by GAAP.

2.	Dividends Declared

Dividends declared and paid by MBIA Corp. during the nine months ended September 30, 2004 were $290.0 million.

3.	Variable Interest Entities

MBIA Corp. provides structured funding and credit enhancement services to global finance clients through the use of certain MBIA Corp.-sponsored, bankruptcy-remote special purpose vehicles (SPVs) and through third-party SPVs. Third-party SPVs are used in a variety of structures guaranteed or managed by MBIA Corp., whereby the Company has risks analogous to those of MBIA Corp.-sponsored SPVs. MBIA Corp. has determined that such SPVs fall within the definition of a variable interest entity (VIE) under Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 46, “Consolidation of Variable Interest Entities.” Under the provisions of FIN 46, MBIA Corp. must determine whether it has a variable interest in a VIE and if so, whether that variable interest would cause MBIA Corp. to be the primary beneficiary.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The primary beneficiary is the entity that will absorb the majority of the expected losses, receive the majority of the expected residual returns, or both, of the VIE and is required to consolidate the VIE.

As a result of a clean-up call exercised for the Capital Asset Research Funding Series 1997A and Series 1998A tax lien securitizations, these securitizations no longer meet the conditions of a qualifying special purpose entity under Statement of Financial Accounting Standards (SFAS) 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” MBIA Corp. holds a variable interest in these entities, which resulted from its insurance policies, and has determined that it meets the definition of primary beneficiary under FIN 46. In the third quarter of 2004, MBIA Corp. acquired the assets of the securitizations and has reported such assets, totaling $22 million, within “Other Assets” on its consolidated balance sheet. Liabilities of the securitizations substantially represented amounts due to MBIA Corp., which were eliminated in consolidation.

In May 2003, MBIA Corp. sponsored the formation of Toll Road Funding, Plc. (TRF). TRF is a conduit established to acquire a loan participation related to the financing of an Italian toll road and, at March 31, 2004 and December 31, 2003, had $1.5 billion of debt outstanding. Assets supporting the repayment of the debt were comprised of the loan participation and high-quality, liquid investments. Assets and liabilities of TRF are included within “Investments held-to-maturity” and “Medium-term note obligations,” respectively, on MBIA Corp.’s balance sheet. TRF is a VIE, of which MBIA Corp. is the primary beneficiary. Therefore, while MBIA does not have a direct ownership interest in TRF, it is consolidated in the financial statements of MBIA Corp. in accordance with FIN 46. In June 2004, the loan in which TRF participated was repaid in full. At that time, TRF repaid all of its outstanding debt obligations.

Third-party VIEs are used in a variety of structures insured by MBIA Corp. Under FIN 46, MBIA Corp.’s guarantee of the assets or liabilities of a VIE constitute a variable interest and require MBIA Corp. to assess whether it is the primary beneficiary. Consolidation of such VIEs does not increase MBIA Corp.’s exposure above that already committed to in its insurance policies. Additionally, VIE assets and liabilities that are consolidated within MBIA Corp.’s financial statements may represent amounts above MBIA Corp.’s guarantee, although such excess amounts would

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

ultimately have no impact on MBIA Corp.’s net income. VIE assets and liabilities consolidated in MBIA Corp.’s financial statements at September 30, 2004 and December 31, 2003 are reported in “Variable interest entity assets” and “Variable interest entity liabilities,” respectively, on the face of MBIA Corp.’s balance sheet and totaled approximately $600 million on both reporting dates.

4.	Recent Litigation

In July 2002, MBIA Corp. filed suit against Royal Indemnity Company (Royal), in the United States District Court for the District of Delaware, to enforce insurance policies that Royal issued on certain vocational student loan transactions that MBIA Corp. insured. To date, claims in the amount of approximately $346 million have been made under the Royal policies with respect to loans that have defaulted. MBIA Corp. expects that there will be additional claims made under the policies with respect to student loans that may default in the future. Royal has filed an action seeking a declaration that it is not obligated to pay on its policies. If Royal does not honor its policies, MBIA Corp. will be required to make payment on the notes it insured, and will incur material losses under its policies. In October 2003, the court granted MBIA Corp.’s motion for summary judgment and ordered Royal to pay all claims under its policies. While Royal has appealed the order, MBIA Corp. expects that the order will be upheld on appeal. As part of the appeals process, Royal has pledged $376 million of investment grade collateral to MBIA Corp. to secure the entire amount of the judgment. Provisions also include collateral additions for future claims as well as post judgment interest. To date, Royal has been in compliance with the Pledge Agreement.

MBIA Corp. believes that it will prevail in the litigation with Royal and will have no ultimate loss on these policies, although there can be no assurance that MBIA Corp. will in fact prevail. If MBIA Corp. does not prevail in the litigation and Royal does not make payments on the Royal policies, MBIA Corp. expects to incur material losses under its policies. MBIA Corp. does not believe, however, that any such losses will have a material adverse effect on its financial condition.

The trustee in bankruptcy for Student Finance Corporation (SFC), the entity that originated the vocational student loans, has filed claims against the MBIA Corp. insured trusts formed by SFC affiliates to securitize the student loans asserting that $46.9 million in funds transferred by SFC to the insured trusts were fraudulent transfers that should be returned to SFC’s bankruptcy estate. MBIA Corp., along with others, has been named as a party in the lawsuit. MBIA and the trustee have agreed to settle this claim in exchange for a payment by MBIA of $400,000. The settlement has been approved by the court and is subject to an appeals period that expires on November 8, 2004.